UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

EXPLANATORY NOTE

Appointment of Dr. Adam Rogers as Chief Executive Officer

On February 9, 2026, NervGen Pharma Corp. (the “Registrant” or “Company”) announced the appointment of Dr. Adam Rogers as Chief Executive Officer and President, effective immediately (the “Effective Date”). Dr. Rogers had served as the Interim Chief Executive Officer of the Company since July 17, 2025, as member of the Company’s Board of Directors (the "Board") since 2022, including as the Chairperson of the Board since July 2025, and will continue to serve as Chairperson of the Board.

Dr. Rogers, age 56, is a board-certified physician, biotech entrepreneur, and Chief Executive Officer with extensive experience in clinical and regulatory development. Dr. Rogers previously served as the Company’s interim president from September 2022 to April 2023. He is a Principal of PFP Biosciences, an investment firm focused on breakthrough life sciences technologies. Previously, Dr. Rogers co-founded and served as Chief Executive Officer of Hemera Biosciences, a clinical stage gene therapy biotechnology company targeting dry age-related macular degeneration, from 2017 until its acquisition in December 2020 by Janssen Pharmaceuticals, a subsidiary of Johnson & Johnson. From 2001 until 2020, Dr. Rogers also worked as an Assistant Professor of Ophthalmology at the New England Eye Center of Tufts Medical Center. Dr. Rogers holds an M.D. and B.A. from Emory University.

Pursuant to an employment agreement (the “Employment Agreement”), dated as of the Effective Date, between NervGen US Inc., a wholly owned subsidiary of the Company (“NervGen U.S.”), and Dr. Rogers governing the terms of his employment, Dr. Rogers will be paid an annualized base salary of $350,000 and will be eligible to receive an annual incentive bonus of up to 30.0% of his annualized base salary for each fiscal year, as determined by the Board in its sole discretion.

Effective as of the Effective Date, the Board granted to Dr. Rogers stock options (the “Options”) to purchase up to 717,891 common shares of the Company. Of this total, 614,799 have an exercise price per share of $5.06 and are exercisable for a period of ten years from the Effective Date and 103,092 have an exercise price per share of $5.57 and are exercisable for a period of five years from the Effective Date. The Options are scheduled to vest as to 717,891 common shares over a four-year period, with 25.0% vesting on the first anniversary of the Effective Date (the “Cliff Date”) and the remaining 75.0% vesting in thirty-six equal monthly installments on each monthly anniversary of the Cliff Date thereafter, subject to Dr. Rogers’ continued service through each applicable vesting date. The Options were granted pursuant to the Company’s Amended and Restated Stock Option Plan (the “Plan”). The Board has also agreed to grant to Dr. Rogers an additional 1,146,108 Options subject to performance-based vesting conditions to be subsequently determined by the Board. Subject to the approval of an amendment to the Plan or the adoption of a successor equity incentive plan, the Board has also agreed to grant to Dr. Rogers 37,784 fully vested common shares and 617,135 performance-based restricted stock units.

In addition, the Employment Agreement provides that Dr. Rogers will be eligible to participate in the Company’s benefits programs available to regular full-time employees. Pursuant to the Employment Agreement, if Dr. Rogers’ employment is terminated by the Company for cause, the Company is obligated to (1) pay Dr. Rogers an amount equal to the lesser of (x) four weeks of Dr. Rogers’ then base-salary and (y) the base salary which would have been payable to Dr. Rogers had he remained employed with the Company through the remaining term of his Employment Agreement and (2) make payments for the continuation of Dr. Rogers’ health coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for a period of up to 4 weeks. Pursuant to the Employment Agreement, if Dr. Rogers’ employment is terminated by the Company without cause or by Dr. Rogers with good reason, the Company is obligated to (1) pay Dr. Rogers’ then base-salary for a period of the lesser of (x) six months, plus an additional two months of base salary for each completed year of service (capped at a maximum of 12 months) and (y) the base salary that would have been paid to Dr. Rogers had he remained employed with the Company through the remaining term of his Employment Agreement (such amount, the “Severance Benefit”), (2) pay Dr. Rogers’ any cash performance bonus payable with respect to the financial year prior to the financial year in which termination occurs (if not previously paid), (3) make payments for the continuation of Dr. Rogers’ health coverage under COBRA for a period of up to 12 months and (4) subject to the Company’s compliance with applicable listing standards, accelerate the vesting of any outstanding and unvested equity awards held by Dr. Rogers that would have vested in the 12 months following such termination. Pursuant to the Employment Agreement, if Dr. Rogers’ employment is terminated by the Company without cause or by Dr. Rogers for good reason within three (3) months prior to or in the twelve months following a change of control, the Company is obligated to (1) pay Dr. Rogers’ the Severance Benefit, (2) pay Dr. Rogers’ any cash performance bonus payable with respect to the financial year prior to the financial year in which termination occurs (if not previously paid), (3) make payments for the continuation of Dr. Rogers’ health coverage under COBRA for a period of up to six months and (4) accelerate the vesting in full of any outstanding and unvested equity awards held by Dr. Rogers.

The foregoing description of the Employment Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Employment Agreement. A copy of the Employment Agreement is filed as Exhibit 10.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into the Registrant's Registration Statement on Form F-10 (File No. 333-292197), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

10.1	Employment Agreement by and between NervGen U.S. and Adam Rogers, dated February 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: February 10, 2026	By:	/s/ Adam Rogers
Name: Adam Rogers
Title: Chief Executive Officer